77Q.2. Any information called for by instructions to sub-item 77Q2.

Columbia Management Multi-Strategy Hedge Fund LLC

    SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of
1934 requires the Fund's Directors and officers and persons who own more than ten percent of the Fund's outstanding interests and certain officers and directors of the Fund's investment advisers (collectively, "Section 16 reporting persons") to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of Fund interests. Section 16 reporting persons are required by SEC regulations to furnish the Fund with copies of all Section16(a) forms they file. To the Fund's knowledge, based solely on a review of the copies of such reports furnished to the Fund and on representations made, all
Section 16 reporting persons complied with all Section
16(a) filing requirements applicable to them for the year ended
March 31, 2007.